EXHIBIT 99.1

Hut 8 provides update on North Bay Facility

This news release constitutes a "designated news release" for purposes of the
Company's prospectus supplement dated August 17, 2022 to its short form base shelf prospectus dated August 5, 2022.

TORONTO, Jan. 26, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or the "Company") announces that it has filed a Statement of Claim in the Superior Court of Justice of Ontario (the "Court") against Validus Power Corp. and its subsidiary, Bay Power Corp. (collectively, "Validus"), a third-party supplier of energy to the Company's mining facility in North Bay, Ontario.

As previously disclosed, Hut 8 and Validus have been in an ongoing dispute due to Validus' failure to meet its contractual obligations in the power purchase agreement ("PPA") it entered into with the Company. Hut 8 is seeking various relief including enforcement of certain provisions of the PPA and monetary damages incurred as a result of the dispute.

As the matter is now before the Court, Hut 8 does not intend to make additional comments on this subject unless otherwise determined to be appropriate.

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0, and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of unencumbered, self-mined Bitcoin of any digital asset miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to the North Bay facility and the expected outcome of any proceedings related to Validus.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoinnetwork, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company's mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 17, 2022, as well as its most recent Base Shelf Prospectus dated August 5, 2022 and Prospectus Supplement dated August 17, 2022, and Hut 8's other continuous disclosure documents which are available on the Company's profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8's future decisions and actions will depend on management's assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE Hut 8 Mining Corp

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For further information: Investor contact: Sue Ennis, sue@hut8.io; Media contact: Erin Dermer, erin.dermer@hut8.io

CO: Hut 8 Mining Corp

CNW 06:30e 26-JAN-23